UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15-12G

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934.

COMMISSION FILE NUMBER 1-3871

CALIFORNIA-ENGELS MINING COMPANY
(Exact name of registrant as specified in its charter)

117 Crescent Street,  P.O. Box 778,
Greenville, California 95947-0778 ; (530) 284-6191
(Address, including zip code, and telephone number, including area code of registrants principal executive offices)

CAPITAL
(Title of each class of securities covered by this Form)

NONE
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)                  Rule 12h-3(b)(1)(I)
Rule 12g-4(a)(2)                  Rule 12h-3(b)(l)(ii)    X
Rule 15d-6

Approximate numbers of holders of record as of the certification or
notice date:       760
Pursuant to the requirement of the Securities Exchange Act of 1934 CALIFORNIA-ENGELS MINING COMPANY has caused this certification/notice to be signed in its behalf by the undersigned duly authorized person

 Date  August 06, 2008

 By /s/ Norman A. Lamb, President
 Norman A. Lamb, President